EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Second Quarter		Six Months
	06/29/07	06/30/06	06/29/07	06/30/06
Numerator:

Net earnings	$29.6	$53.5	$55.1	$105.9

Denominator:

Denominator for basic earnings per share - Weighted average shares outstanding	438.1	447.7	438.1	448.8

Effect of dilutive securities:

Employee stock options and awards	5.2	10.8	5.1	10.8

Denominator for diluted earnings per share - Adjusted weighted average shares outstanding and assumed conversions	443.3	458.5	443.2	459.6

Net earnings per share – basic	$0.07	$0.12	$0.13	$0.24

Net earnings per share – diluted	$0.07	$0.12	$0.12	$0.23